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Thomas J. Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 426 6567 Fax

October 25, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Edward Bartz and Chad Eskildsen

Re:	Business Development Corporation of America
Registration Statement on Form N-2
File Number: 333-233803

Dear Mr. Bartz and Mr. Eskildsen:

On behalf of Business Development Corporation of America (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received from Edward Bartz of the Staff on October 10, 2019 relating to the Company’s Registration Statement on Form N-2 (Registration No. 333-233803) (the “Registration Statement”). The Company has today filed Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used but not defined herein shall have the meaning set forth in the Registration Statement. We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the initial filing of the Registration Statement.

Accounting Comment

1.	In Note 14 in the Notes to Consolidated Financial Statements, per Staff guidance, it does not appear that income tax expense is included in the ratio of operating expenses to average net assets line item. Please confirm that an expense ratio including all expenses incurred during the fiscal year, including tax expense, is disclosed in the Financial Highlights. Please also confirm that tax expense is included in the Fee and Expenses Table appearing on page 12 of the Registration Statement (the “Fee Table”).

Response:

As requested, the Company has revised the Fee Table to include tax expense in the “Other expenses” line item. The Company will also revise its disclosures going forward to include income tax expense in the Financial Highlights.

Edward Bartz and Chad Eskildsen October 25, 2019 Page 2

Legal Comments

2.	Please confirm that no clearance from the Financial Industry Regulatory Authority (“FINRA”) is required in connection with the filing of the Registration Statement.

Response:

The Company confirms that no FINRA member is currently participating nor is any FINRA member anticipated to participate in the distribution of the securities registered pursuant to the Registration Statement, and, therefore clearance from FINRA is not required in connection with the filing of the Registration Statement.

3.	Please advise whether BDCA Adviser, LLC (“BDCA Adviser”) or Benefit Street Partners LLC (“BSP”) manage any other registered investment companies (including real estate investment trusts (“REITS”).

Response:

The Company respectfully submits that BDCA Adviser does not currently manage any other registered investment companies or REITs. BSP currently manages no other registered investment companies and manages one REIT, Benefit Street Partners Realty Trust, Inc.

4.	Please review disclosure regarding the expected discontinuation of the London Interbank Offered Rate (“LIBOR”) and tailor any LIBOR-related risk disclosure to specifically describe how the expected discontinuation of LIBOR could affect the Company’s investments or credit facilities. Specifically, please disclose how the expected discontinuation of LIBOR will affect the value and liquidity of investments that reference LIBOR.

Response:

As requested, the Company has reviewed the disclosure in the Registration Statement regarding the expected discontinuation of LIBOR and has revised the disclosure on page 15 of the Registration Statement accordingly.

5.	With respect to the Acquired Fund Fees and Expenses line item in the Fee Table, please confirm supplementally that this reflects the Company’s investment in NMFC Senior Loan Program I, LLC.

Response:

The Company supplementally confirms that the Acquired Fund Fees and Expenses line in the Fees and Expenses table in the Registration Statement reflects the Company’s investment in NMFC Senior Loan Program I, LLC.

Edward Bartz and Chad Eskildsen October 25, 2019 Page 3

6.	In the section of the Registration Statement entitled “Determinations in Connection with Offerings,” we note that this section no longer contains the following sentence, which appeared in the Company’s most recent post-effective amendment to its previous registration statement on Form N-2 (File No. 333-210619), filed on August 7, 2018: “Importantly, this determination requires that we calculate net asset value per share within 48 hours of each closing.” Please add this disclosure to the Registration Statement, as such determination is required by Section 23(b) of the Investment Company Act of 1940, as amended.

Response:

As requested, the Company has revised the Registration Statement to include the requested disclosure on page 59.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Matthew S. Virag at 617.728.7112 (or by email at matthew.virag@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedman

Thomas J. Friedmann

cc:

Richard J. Byrne, Business Development Corporation of America

Nina K. Baryski, Business Development Corporation of America

Leeor P. Avigdor, Business Development Corporation of America

Matthew J. Carter, Dechert LLP

Jonathan H. Gaines, Dechert LLP

Matthew S. Virag, Dechert LLP